NEUBERGER BERMAN EQUITY TRUST
                            ADMINISTRATION AGREEMENT

                                   SCHEDULE B

   Compensation pursuant to Paragraph 3 of the Neuberger Berman Equity Trust Administration Agreement shall be:

   (1) .40% per annum of the average daily net assets of each Series, except Neuberger Berman NYCDC Socially Responsive Trust, and 0.05% per annum of the average daily net assets of Neuberger Berman NYCDC Socially Responsive Trust, plus in each case

   (2) certain out-of-pocket expenses for technology used for shareholder servicing and shareholder communications, subject to the prior approval of an annual budget by the Trust's Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust or of Neuberger Berman Management Inc., and periodic reports to the Board of Trustees on actual expenses.


Dated:  July 1, 1999